BB 5/22

SEC Mail Processing Section
APR 15 2009
Washington, DC
122

09040719

[redacted] COMMISSION
[redacted] 549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27123 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold H. Oshima dba Oshima & Associates

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Merchants Row
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold H. Oshima (617) 523-1527
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld, LLC
(Name – *if individual, state last, first, middle name*)

21 Merchants Row Boston MA 02109
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Harold H. Oshima, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oshima + Associates, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb 23, 2012

Signature

Proprietor
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Oshima & Associates as of 12/31/2008

### COMPUTATION OF NET CAPITAL

| | | | | | | |
|---|---|---|---|---|---|---|
| 1 | Total ownership equity from Statement of Financial Condition $ | | | 29,004 | 3480 |
| 2 | Deduct ownership equity not allowable for Net Capital | | | | 3490 |
| 3 | Total ownership equity qualified for Net Capital | | | | 3500 |
| 4 | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5 | Total capital and allowable subordinated liabilities $ | | | 29,004 | 3530 |
| 6 | Deductions and/or charges. | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ | 4,493 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | 4,493 | 3620 |
| 7 | Other additions and/or allowable credits (List) | | | | 3630 |
| 8 | Net capital before haircuts on securities positions $ | | | 24,511 | 3640 |
| 9 | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments $ | | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1 Exempted securities | | 3735 | | |
| | 2 Debt securities | | 3733 | | |
| | 3 Options | | 3730 | | |
| | 4 Other securities | 0 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | 0 | 3740 |
| 10 | Net Capital $ | | | 24,511 | 3750 |

OMIT PENNIES

Reconciliation to net capital per unaudited IIA filed by Oshima & Associates

| | | |
|---|---|---|
| Net capital per unaudited II filed by Oshima & Associates | | 22,961 |
| Amounts per audited financial statements, less amounts per form IIA | | |
| Total ownership equity | -4,194 | |
| Haircut computation | 4,116 | |
| Total unallowable assets | 1,628 | 1,550 |
| Net capital as computed above | | 24,511 |

This difference is not material

Computation of Excess Net Capital

| | |
|---|---|
| Net capital as computed above | 24,511 |
| Required Net Capital | 5,000 |
| Excess Net Capital | 19,511 |